UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67936

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WallachBeth Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Harborside Financial Center Plaza 5, 185 Hudson Street, Suite 1410
(No. and Street)

Jersey City	NJ	07311
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Charles Oh (646-998-7610)
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Michael Wallach, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WallachBeth Capital LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARY RODRIGUEZ
Notary Public
State of New Jersey
Commission # 50068173
My Commission Expires 09/19/2022

Notary Public

Signature

CEO
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Exemption Report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WALLACHBETH CAPITAL, LLC Exemption Report

WallachBeth Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(i) and (ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

WallachBeth Capital, LLC

I, Michael Wallach, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: CEO

Date: February 28th, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of WallachBeth Capital LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of WallachBeth Capital LLC (the "Company") as of December 31, 2017 and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement on the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Marcum LLP

We have served as the Company's auditor since 2017.

New York, NY
February 28, 2018

Marcum LLP ■ 750 Third Avenue ■ 11th Floor ■ New York, New York 10017 ■ Phone 212.485.5500 ■ Fax 212.485.5501 ■ marcumllp.com

WallachBeth Capital, LLC

(SEC I.D. NO. 8-67936)

FINANCIAL STATEMENTS
AS AT AND FOR THE YEAR ENDED DECEMBER 31, 2017
AND
INDEPENDENT AUDITOR'S REPORT

****

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.

WALLACHBETH CAPITAL, LLC

TABLE OF CONTENTS

WALLACHBETH CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2017

ASSETS		
Cash and cash equivalents (Note 2)	$	2,854,462
Due from clearing brokers (Note 2)		618,186
Commissions receivable (Note 2)		1,348,528
Marketable securities (Note 4)		245,204
Furniture and fixtures, net of accumulated depreciation of $118,192 (Note 2)		730,748
Leasehold improvements, net of accumulated amortization of $146,823 (Note 2,3)		470,078
Software development costs, net of accumulated amortization of $145,064 (Note 2)		145,064
Other assets		941,772
Total assets	**$**	**7,354,042**

LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	1,420,532
Deferred rent		672,098
Capital leases payable (Note 3)		318,062
Liability for pension benefits (Note 5)		453,660
Total liabilities		**2,864,352**
Commitments and Contingencies (Notes 8 and 9)		
Member's equity		
Member's equity		4,489,690
Total member's equity		4,489,690
Total liabilities and member's equity	**$**	**7,354,042**

The accompanying notes are an integral part of these financial statements

WALLACHBETH CAPITAL, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2017

Note 1 - ORGANIZATION

WallachBeth Capital, LLC (The "Company") is a New York Limited Liability Company organized in New York State in May 2008. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and National Futures Association ("NFA"), and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is an "inter-market-broker" specializing in exchange-listed equity options and index products ETFs, equities and non-U.S equities. The Company operates on a fully-disclosed, agency only basis. The Company is a 100% wholly owned subsidiary of WallachBeth Holdings, LLC (the "Parent").

The Company operates under the provisions of Paragraph (k)(2) (ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provision of that rule. Essentially, the requirements of Paragraph (k)(2) (ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Note 2 - SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The Company's significant estimates include its allowance for doubtful accounts, useful life of property and equipment and capitalized software and Level 3 securities

Cash and Cash Equivalents

The company defines cash equivalents as highly liquid investments, with original maturities of less than three months, which are not held for sale in the ordinary course of business.

The Company maintains cash balances at a financial institution which is insured, in the aggregate, by the Federal Deposit Insurance Corporation ("FDIC"), for up to $250,000. Cash in excess of insured amounts approximated $3,431,000 at December 31, 2017. The company has not experienced any loss in these accounts and does not believe it is exposed to any significant credit risk on cash.

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

Commissions Receivable, Allowance for Doubtful Accounts

The Company extends unsecured credit in the normal course of business to its clients. The determination of the amount of uncollectible accounts is based on the amount of credit extended and the length of time each receivable has been outstanding. The allowance for uncollectible amounts reflects the amount of loss that can be reasonably estimated by management. As of December 31, 2017, the Company had not recorded an allowance for any potential non-collection as all receivables are deemed collectible.

Depreciation and Amortization

Furniture and fixtures are being depreciated over their estimated useful lives (1-7 years). Amortization of leasehold improvements is computed using the straight-line method over the shorter of the estimated useful lives of the improvements or the operating lease term.

Long-Lived Assets

The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. When assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Due from Clearing Brokers

The clearing and depository operations for the Company's securities transactions are provided by two brokers. At December 31, 2017, all of the securities owned and the majority of the amounts due from brokers reflected in the Statement of Financial Condition is positions with and amounts due from these brokers. Subject to the clearing agreement between the Company and these clearing brokers, the clearing brokers have a lien and right of off-set against all amounts deposited and held in those accounts.

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

Software Development Costs

Software Development costs related to software developed for internal use falls under the accounting guidance of ASC Topic 350-40, Intangibles Goodwill and Other-Internal Use Software, in which software costs are capitalized during the application development stage and approximated $290,000 for the year ended December 31, 2016. The software has been placed in the service as of January, 2017 and began to be amortized on a straight-line basis over its estimated useful life of two years. Total amortization approximated $145,000 for the year ended December 31, 2017.

	December 31, 2017	
Software Development Costs, capitalized	$	290,128
Less: accumulated amortization		(145,064)
Software Development Costs, net	$	145,064

Note 3 – CAPITAL LEASE

During the fourth quarter of 2017, the Company entered into certain leases for a portion of its property and equipment with a financial services company and equipment provider for a period of 3 years.

The following is an analysis of the leased assets included in equipment at December 31, 2017.

	December 31, 2017	
Property and equipment	$	365,246
Less: accumulated depreciation		(27,811)
Capital lease assets, net	$	337,435

The estimated useful life of the property and equipment on the date of acquisition was 1 to 5 years and depreciation for the year ended December 31, 2017 for the respective property and equipment was $28,000. Capital lease liabilities to financial institutions and equipment providers are due in monthly installments totaling $11,023, including fixed interest rate of 5.47%. Maturity of the capital lease is July 2020, the outstanding capital lease liability was approximately $318,000 as of December 31, 2017.

Note 3 – CAPITAL LEASE (continued)

Interests related to this capital lease charged to interest expenses totaled $8,000 for the year ended December 31, 2017.

The following is a schedule by years of future minimum payments required under the capital lease with its present value as of December 31, 2017:

		Amount
2018	$	132,277
2019		132,277
2020		77,163
Total minimum lease payments		341,717
Less: amount representing interest		(23,698)
Net commitments	$	318,019

Note 4 - FAIR VALUE MEASURMENT

Securities Owned

Proprietary securities transactions in regular-way trades are recorded on trade date. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Securities are recorded at fair value, in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 820, *Fair Value Measurement.*

Fair Value of Financial Instruments

Substantially all of the Company’s financial instruments are recorded at fair value or contract amounts that approximate fair value. The carrying amounts of the Company’s financial instruments, which include cash and cash equivalents, due from clearing broker, commissions receivable, accounts payable, commissions payable, accrued expenses, deferred rent and capital lease obligation, approximate their fair values.

Note 4 - FAIR VALUE MEASURMENT (continued)

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e. the "exit price") in an orderly transaction between market participants at the measurement date. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Fair values derived from unadjusted quoted prices of identical assets in active markets.

Level 2 - Fair values derived from quoted prices of similar assets in active markets, quoted prices for identical or similar assets in markets that are not active and model driven valuations in which all significant participant inputs are observable in active markets.

Level 3 - Fair values derived from inputs which are not observable in markets.

The following table presents the Company's fair value hierarchy for those assets valued at fair value as of December 31, 2017:

Fair Value Measurements Using

	Total	Quoted Price in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Equity Securities	$32,449	$12,449	-	$20,000
Warrants Securities	$212,755	-	-	$212,755
Total	$245,204	$12,449		$232,755

The Company's investments are valued using Level 1 inputs and Level 3 inputs and consist of common stocks and warrants. The fair value of the common stocks is based on quoted prices in active markets and the fair value of the stock warrants is determined using the Black-Scholes model or similar valuation techniques. Valuation inputs used in the Black-Scholes model include observable inputs such as interest rate, expected term and market price of the underlying stock, in addition to unobservable inputs such as stock volatility.

The following table presents a reconciliation of the beginning and ending balances of fair value measurements using significant unobservable inputs (Level 3) for the year ended December 31, 2017.

Note 4 - FAIR VALUE MEASURMENT (continued)

	Total	Warrants	Equities
Balance, January 1, 2017	$ 43,651	$ 43,651	-
Addition	73,848	53,848	$ 20,000
Unrealized gain	115,256	$ 115,256	-
Balance, December 31, 2017	$ 232,755	$ 212,755	$ 20,000

Note 5 - PENSION PLANS

The Company has a 401 (k) Plan ("Plan") to provide retirement and incidental benefits for its employees. Employees may contribute up to 100% of their annual compensation to the Plan, limited to a maximum annual amount as set periodically by the Internal Revenue Service. The company makes a Safe Harbor contribution equal to 3% of compensation. Safe Harbor contributions vest immediately. In addition, the Plan provides for discretionary profit sharing contributions as determined by management. Such contributions to the Plan are allocated among eligible participants in the proportion of their salaries to the total salaries of all participants. Total contributions to the Plan amounted to approximately $179,000 for the year ended December 31, 2017.

The Company also co-sponsors with its Parent a funded defined benefit pension plan for eligible employees who are 21 years of age with one or more years of service. Benefits are paid to retirees based on age at retirement, years of credited service and average compensation. The Company's funding policy is to contribute its portion of the lesser of the amount fully required to fund the plan's current liability or the amount necessary to meet the funding requirements, as defined by the Internal Revenue Code. Total contributions expected to be made to the plan next year are $318,000. Assets of the plan are administered by an independent trustee and are invested principally in fixed income and equity securities. The Parent is the responsible entity with regard to the plan benefits provided by the members. As such, the plan assets reflect both entities.

An amendment to the pension plan to close participation and freeze benefit accruals was approved and adopted effective May 31, 2014.

Note 5 - PENSION PLANS (continued)

OBLIGATIONS AND FUNDED STATUS AT DECMEBER 31,
CHANGE IN BENEFIT OBLIGATIONS

Benefit obligation at January 1, 2017	$ 1,557,186
Interest cost	65,869
Actuarial loss	303,213
Settlements	(311,524)
Benefit obligation at December 31, 2017	$ 1,614,744

CHANGE IN PLAN ASSETS

Fair value of plan assets at January 1, 2017	$ 1,122,985
Actuarial return on assets	23,202
Employer contributions	258,782
Settlements	(243,885)
Fair value of plan assets at December 31, 2017	$ 1,161,084

FUNDED STATUS AT END OF YEAR

Amounts recognized in the statement of financial condition consist of:

Non-Current Liabilities	$ (453,660)

ACCUMULATED BENEFIT OBLIGATION

Accumulated benefit obligation at December 31, 2017	$ 1,614,744

Note 5 - PENSION PLANS (continued)

ASSUMPTIONS

Weighted average assumptions used to determine benefit obligation at December 31:

Discount rate	3.63%
Rate of compensation increase	0.00%

Weighted average assumption used to determine net periodic benefit cost for years ended December 31:

Discount rate	4.23%
Expected long-term return on plan assets	3.00%
Rate of compensation increase	0.00%

Expected Benefit Payments

The Company expects to make benefit payments, which approximate $161,272, over the next 10 years.

Plan Assets

The Company's overall investment strategy is a current mix of 42% of the assets in fixed indexed products, 51% in short term fixed securities, 3% in a Senior Secured Promissory Note and 4% in a Private Equity Fund. The fixed index products are tied to the stock market with downside protection and an upside that can be capped or uncapped based on the product and priced based upon current market volatility and interest rates. A portion of the fixed income products, 9% of total assets, can be moved into stock funds, but the principal is protected through guaranteed income and a death benefit. The remaining amounts of the short term fixed assets are invested in a short term government securities fund. The Promissory Notes mature in less than one year. The Private Equity Fund is to develop a real estate project in New York.

Note 5 - PENSION PLANS (continued)

The following table presents the fair value hierarchy of the Company's and the Parent's jointly invested assets valued at fair value at December 31, 2017:

Total Pension Plan Assets
Fair Value Measurements at December 31, 2017

	Total	Quoted Price in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Money Markets	$2,422,792	$2,422,792	-	-
Senior Secured Promissory Note	151,866	-	-	151,866
Private Equity	200,000	-	-	200,000
Fixed Index Products	2,019,902	-	2,019,902	-
Total	$4,794,560	$2,422,792	$2,019,902	$351,866

As the Company is the co-sponsor of the plan with the Parent, the Company has allocated its portion of the fair value of assets and liabilities associated with the plan based upon its share of the employees in the plan.

Assets in the amount of $1,161,084 are allocated to WallachBeth Capital, LLC.

Money market fair value is based on cash value of account. Fair value of the promissory notes is based on the face value of the note giving effect to market interest rates and expected rate of default. Fair value of the fixed income products is determined using recently executed transactions, market price quotations (when observable) or benchmarking to similar instruments. Fair value of the private equity is based on the contributed amounts giving effect to market return rates and expected rate of default.

Note 5 - PENSION PLANS (continued)

The following table presents a reconciliation of the beginning and ending balances of fair value measurements using significant unobservable inputs (Level 3) for the year ended December 31, 2017.

	Senior Secured Promissory Note
Balance, January 1,2017	$ 200,000
Balance, December 31, 2017	$ 151,866

	Secured Convertible Promissory Note
Balance, January 1, 2017	$ 100,000
Balance, December 31, 2017	$ -

	Private Equity Fund
Balance, January 1, 2017	$ 200,000
Balance, December 31, 2017	$ 200,000

Note 6 - SUBSEQUENT EVENTS

The Company evaluates subsequent events for recognition and disclosure through the date the financial statements are available to be issued.

Note 7 - CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company policy to review, as necessary, the credit standing of each counterparty.

Note 8 - COMMITMENTS AND CONTINGENCIES

Office Lease

The Company leases its office spaces pursuant to lease agreements expiring January 31, 2018 and March 31, 2028. The lease provides for scheduled increases in future minimum annual rental payments. The lease includes in the rent, an electric inclusion amount and a provision for additional rent, if applicable (calculated as the increase in operating expenses and taxes over the base year).

The lease includes scheduled base rent increases over the term of the lease. The total amount of the base rent payments is being charged to expense on the straight-line method over the term of the lease. In addition, under the terms of the lease the Company has capitalized approximately $470,000 of leasehold improvements that were provided for and paid for by the landlord as a lease incentive under the lease. These costs have been included in deferred rent and will be amortized over the term of the lease. The Company has recorded a deferred rent payable of approximately $672,000 as at December 31, 2017 to reflect the deferred lease incentive and the excess of rent expense over cash payments since inception of the lease.

The Company also leases a corporate office, which of the lease expires on June 30, 2018.

The following is a schedule by year of future minimum rental payments and sublease income required under the operating lease agreements.

Year	Annual lease payments	
2018	$	380,148
2019		503,564
2020		516,155
2021		529,094
2022		542,383
Thereafter		3,076,632
Total	$	5,547,976

Note 9 - GUARANTEES

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees it's two clearing brokers against specified potential losses in connection with their acting as an agent of, providing services to the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Exchange Member Guarantees

The Company is a member of various exchanges that trade and clear securities or futures contracts or both. Associated with its memberships, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. Although the rules governing different exchange memberships may vary, in general the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded a contingent liability in the financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.

Litigation

In the normal course of business, the Company may be involved in legal proceedings, claims and assessments arising from the ordinary course of business. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. Currently there is no litigation against the Company.

Note 10 - NET CAPITAL REQUIREMENTS

The Company is subject to the Security and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had Net Capital of $1,740,230 which was $1,562,623 in excess of its required net capital of $177,607. The Company's net capital ratio was 153.09%.

Report of Independent Registered Public Accounting Firm

WALLACHBETH CAPITAL, LLC Exemption Report

WallachBeth Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(i) and (ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

WallachBeth Capital, LLC

I, __Michael Wallach___, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: CEO

Date: February 28th, 2018

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Member of
WallachBeth Capital LLC

We have reviewed management's statements, included in the accompanying WallachBeth Capital LLC Exemption Report, in which (1) WallachBeth Capital LLC (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k), under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) and (k)(2)(ii) (the "exemption provisions"), and (2) the Company stated that the it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Marcum LLP

New York, NY
February 28, 2018